Exhibit 99.1

news release

Hydro One Appoints Leading Utility Executives to roles of Executive Vice President, Strategy and Corporate Development and Chief Operating Officer

TORONTO, August 22, 2016 – Hydro One Ltd. announced today the appointments of Paul H. Barry to the role of Executive Vice President, Strategy and Corporate Development, Hydro One Ltd. effective September 1, 2016, and Greg Kiraly to the role of Chief Operating Officer, Hydro One Ltd., effective September 12, 2016.

“Both Paul and Greg are seasoned executives, with significant experience in the North American utility market in transmission and distribution in the electricity, gas and water sectors,” said Mayo Schmidt, President and CEO, Hydro One Ltd. “We have now established a leadership team with considerable depth and expertise in delivering transformation, growth, operational and service excellence.”

Paul Barry

Paul Barry has significant strategy, business development and financial expertise in the electric power, natural gas, and water utility sectors. Mr. Barry was recently Chief Executive Officer and founding partner of Public Infrastructure Partners LLC, a power and utility strategic advisor to leading private equity, infrastructure, and pension funds in the U.S., Canada, and Europe. Mr. Barry’s prior executive leadership roles include Senior Vice President and Chief Development Officer, Head of Mergers & Acquisitions, and President of the commercial business for Duke Energy Corporation. At Duke Energy, Mr. Barry was responsible for executing over $50 billion of strategic transactions that transformed the company into the largest electric utility in North America. He served as CFO for Pepco Holdings, a Fortune 500 mid-Atlantic utility based in Washington, D.C., and was Vice President, Business Development, Energy Financial Services, for General Electric Company. Mr. Barry also served as Senior Advisor, City of Los Angeles, Department of Water and Power (LADWP), the largest municipal electric and water utility in the U.S.

“Paul Barry is a seasoned financial executive with a broad mix of skills and expertise in transmission and distribution in the energy and water sectors,” said Mayo Schmidt, President and CEO, Hydro One Ltd. “His strong strategy orientation and his experience leading major transformative initiatives will position Hydro One for success now and into the future.”

“I am extremely excited to join Hydro One as it transforms into a leading growth-oriented commercial enterprise and preeminent investor owned utility,” said Mr. Barry. “This is a highly dynamic period in the utility sector and I look forward to working with Hydro One’s new team to develop and execute strategies that create significant growth, shareholder and customer value.”

Mr. Barry earned an MBA from Harvard Business School, where he also attended the Executive Program, and a Bachelor of Science, magna cum laude, in Finance from Northeastern University.

Greg Kiraly

As COO, Mr. Kiraly will oversee Planning, Engineering, Construction, and Operations for Hydro One, Ontario’s largest electricity transmission and distribution company. Mr. Kiraly is a highly regarded power and utilities executive with 30 years of experience. He has an extensive background in energy transmission and distribution, in both electricity and gas, having having served in various executive leadership roles across three of the largest investor-owned utilities in the U.S.; Pacific Gas and Electric (PG&E), Commonwealth Edison (ComEd), and Public Service Electric & Gas Company (PSEG).

Mr. Kiraly most recently held the role of Senior Vice President, Electric Transmission and Distribution for PG&E in San Francisco, and also served in several other key executive assignments over the past eight years. Prior to joining PG&E, Mr. Kiraly worked for ComEd in Chicago from 2000-2008 during which time he held senior roles in the areas of Distribution System Operations, Construction and Maintenance, and Energy Delivery. Prior to ComEd, Mr. Kiraly started his career at PSE&G in New Jersey, having served in various leadership roles over fifteen years, where his accountabilities focused on Health and Safety, Electric and Gas Distribution.

“As we transform Hydro One into a performance-driven company, it is critical to have executives of Greg Kiraly’s caliber on our team,” said Mayo Schmidt, President and CEO, Hydro One Ltd. “Greg has an outstanding track record delivering growth and operational excellence at top U.S. utilities as well as deep and extensive expertise in a complex North American electric and gas utility market.”

“I am pleased to join Hydro One as it moves forward on its journey to become a top-tier, globally recognized utility,” said Mr. Kiraly said. “Hydro One’s success will be built on a platform of disciplined planning, operational and execution excellence and building teams of highly motivated, empowered employees. I look forward to contributing to Hydro One’s success on behalf of our customers, shareholders and employees.”

Mr. Kiraly earned a B.Sc. in Industrial Engineering from the New Jersey Institute of Technology, and an M.B.A. from Seton Hall. Mr. Kiraly also completed the Advanced Management program from Harvard Business School.

About the Company:

Hydro One Limited (TSX: H) Hydro One is Ontario’s largest electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $24 billion in assets and 2015 revenues of over $6.5 billion. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s approximately 29,000 circuit km high-voltage transmission network and an approximately 123,000 circuit km primary low-voltage local distribution network. For more information about Hydro One, visit www.HydroOne.com

For further information:

Investors: Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943;

Media: Daffyd Roderick, Corporate Affairs, media.relations@hydroone.com, 416-345-6868